FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Commission File Number: 1-15270

For the month of June 2011.

NOMURA HOLDINGS, INC.

(Translation of registrant’s name into English)

9-1, Nihonbashi 1-chome

Chuo-ku, Tokyo 103-8645

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X                Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Information furnished on this form:

EXHIBIT

Exhibit Number

1.	Capitalization and Indebtedness as of March 31, 2011 and Ratio of Earnings to Fixed Charges and Computation Thereof for the Five Fiscal Years Ended March 31, 2011

The registrant hereby incorporates Exhibit 1 to this report on Form 6-K by reference (i) in the prospectus that is part of Registration Statement on Form F-3 (Registration No. 333-169682) of the registrant and Nomura America Finance, LLC, filed with the Securities and Exchange Commission on September 30, 2010 and (ii) in the prospectus that is part of the Registration Statement on Form F-3, as amended (Registration No. 333-165049) of the registrant, filed with the Securities and Exchange Commission on February 24, 2010.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOMURA HOLDINGS, INC.

Date: June 30, 2011	By:	/s/ Junko Nakagawa
Junko Nakagawa
Executive Managing Director

Exhibit 1

CAPITALIZATION AND INDEBTEDNESS

The following table sets forth, on a U.S. GAAP basis, the consolidated capitalization and indebtedness of Nomura Holdings, Inc. (“Company”) as of March 31, 2011. There has been no material change in the Company’s capitalization and indebtedness since March 31, 2011.

(Millions of yen)
As of March 31, 2011
Short-term borrowings	¥1,167,077
Long-term borrowings	8,402,917
NHI shareholders’ equity:
Common stock
Authorized—6,000,000,000 shares at March 31, 2011
Issued—3,719,133,241 shares at March 31, 2011
Outstanding—3,600,886,932 shares at March 31, 2011	594,493
Additional paid-in capital	646,315
Retained earnings	1,069,334
Accumulated other comprehensive loss	(129,696)

Total NHI shareholders’ equity before treasury stock	2,180,446

Common stock held in treasury, at cost—118,246,309 shares at March 31, 2011	(97,692)

Total NHI shareholders’ equity	2,082,754
Noncontrolling interests	8,882

Total equity	2,091,636

Total capitalization and indebtedness	¥11,661,630

The Company and certain of its subsidiaries enter into various guarantee arrangements in the form of standby letters of credit and other guarantees with third parties. The amount of potential future payments under these guarantee contracts outstanding as of March 31, 2011 was ¥8,512 million.

RATIO OF EARNINGS TO FIXED CHARGES AND COMPUTATION THEREOF

The following table sets forth the ratio of earnings to fixed charges and the amount of fixed charge deficiency of the Company for the five fiscal years ended March 31, 2011, in accordance with U.S. GAAP.

	(Millions of yen)
	Fiscal year ended March 31,
	2007	2008	2009	2010	2011
Earnings:
Pre-tax income (loss) before adjustment for income or loss from equity investees	¥265,135	¥(75,327)	¥(774,731)	¥92,323	¥81,653
Add: Fixed charges	958,000	806,465	351,884	205,929	254,794
Distributed income of equity investees	3,093	10,035	7,307	4,827	4,802

Earnings as defined	¥1,226,228	¥741,173	¥(415,540)	¥303,079	¥341,249

Fixed charges	¥958,000	¥806,465	¥351,884	¥205,929	¥254,794
Ratio of earnings to fixed charges(1)	1.3	—	—	1.5	1.3
Fixed charge deficiency(2)	—	65,292	767,424	—	—

(1)	For the purpose of calculating the ratio of earnings to fixed charges, earnings consist of pre-tax income (loss) before adjustment for income or loss from equity investees, plus (i) fixed charges and (ii) distributed income of equity investees. Fixed charges consist of interest expense. Fixed charges exclude premium and discount amortization as well as interest expense, which are included in Net gain (loss) on trading. Fixed charges also exclude interest within rent expense, which is insignificant.
(2)	The earnings for the fiscal years ended March 31, 2008 and 2009 were insufficient to cover fixed charges.